1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

November 28, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.
Preliminary Proxy Statement File Number: 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on November 27, 2023 relating to the Company’s preliminary proxy statement on Schedule 14A filed by the Company with the SEC on November 14, 2023 (such preliminary proxy statement being referred to herein as the “Proxy Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and the comments are followed by the responses of the Company.

General Comments

1.	Comment: Under the section “Votes Required” on page 5, please clarify what the word “plurality” means when describing the affirmative vote requirement to elect the director nominee.

Response: This section has been updated to add a definition of plurality. Please see page 5 of the Company’s definitive proxy statement, filed on November 28, 2023 (the “Definitive Proxy Statement”).

2.	Comment: Please revise Appendix A to only bold the new added language in the charter provision.

Response: The Company has complied with this comment. Please see Annex A of the Definitive Proxy Statement.

November 28, 2023 Page 2

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Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc. Scott A. Betz, Palmer Square Capital BDC Inc.